EXHIBIT 3.1(a)

AMENDMENT TO
ARTICLES OF INCORPORATION
OF
ALLIANCE GAS SERVICES, INC.

ANDREW R. FELLON, President, and JOHN C. MCCORD, Secretary, of ALLIANCE GAS SERVICES, INC., a Kentucky corporation (herein the "Corporation"), with its principal office located in Louisville, Kentucky, do hereby certify that pursuant to unanimous action in writing by the Board of Directors a resolution setting forth the proposed amendment of the Articles of Incorporation as set forth herein was approved by the Directors, and that said amendment and resolution was submitted to all the Shareholders of the Corporation who, by unanimous action in writing, adopted the following resolution to amend the Articles of Incorporation:

Article 2 of the Articles of Incorporation of ALLIANCE GAS SERVICES, INC., hereinafter referred to as "the Corporation" is amended to read as follows:

The capital stock of this corporation shall be divided into two (2) classes of common stock, no par value, nine thousand five hundred (9,500) shares thereof being known as Class A common stock and five hundred (500) shares thereof being known as Class B common stock. The Class B common stock shall be distinguished from the Class A common stock in that it shall have no voting privileges or power. In all other instances and respects, Class B common stock shall have full rights, privileges and power with Class A common stock. Class A common stock shall have voting power to the extent of one (1) vote for each share of such stock.

          IN WITNESS WHEREOF, ANDREW R. FELLON, President, and JOHN C. MCCORD, Secretary, acting for and on behalf of the Corporation, have hereunto subscribed their names this    3    day of May, 1995.